FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

July 30, 2008

Item 3: News Release:

A news release dated and issued on  July 30, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Secures Alternative Financing and Commences Drilling on Rob Property

Item 5: Full Description of Material Change:

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION

IN THE UNITED STATES

July 30, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that it has received board and lender approval for a US $2 million financing which is expected to close shortly.  Freegold is also in the process of securing an additional US $2 million funding commitment, which would bring total proceeds to US $4 million.  In connection with the above, Freegold is terminating its engagement for the longer-term debt financing that was announced on July 18, 2008.

Freegold is also pleased to announce that core drilling has commenced on the Rob gold property with a program designed to extend both the strike and dip of the high-grade Grey Lead vein encountered in all eight holes of last year’s program (including 4 m grading 29.0 g/t and 4.1 m grading 20.1 g/t), and to test a large quartz stock-work vein system also on the property which has returned surface grab samples as high as 699, 175 and 121 g/tonne gold.

The first tranche of Freegold’s financing will be in the form of a US $2 million bridge loan facility provided with a maturity date of January 15, 2009.  Terms for this facility include an annual interest rate of 12.5%, a cash closing fee, and 350,000 warrants to purchase common stock of the Company for a two year period at a price equal to the average market price of the Company’s shares for the 10 trading days immediately preceding closing.  The lender will have the right to put the warrants back to the Company one year after closing of the bridge at a pro-rata price.

Freegold is also awaiting credit approval from a second lender for an additional $2 million facility on terms similar to those described above.  Both facilities would share the collateral, being a first priority pledge of the shares in Freegold’s wholly owned US subsidiaries and a general security agreement against the personal property of the company (including a second charge against the processing and private property assets currently collateralizing an equipment loan at Golden Summit).  Both bridge facilities can be prepaid at any time, and all proceeds generated from subsequent financings must be used to repay the two facilities.

Commenting on the financings, Freegold president and CEO, Steve Manz, said “With the recent selling pressure on our shares, we focused our efforts on trying to arrange a large debt facility as a means of minimizing longer term equity dilution.  It became clear from the feedback we received from our shareholders, that they were concerned about the overhang this debt would have on our ability to continue to grow the Company.  This current bridge facility will offer the Company time with which to pursue numerous other alternatives.  We are continuing to process bulk samples through our 1,200 ton per day gravity-recovery plant at Golden Summit and we expect to see positive cash flow from this operation over the coming months which will also be used to fund our ongoing programs and administration of the Company.

During these difficult markets for the junior mining equities, Freegold will seek to leverage its operating expertise and its processing plant into alternative sources of cash flow generation. Our modular and portable processing plant, which is only permitted to operate for a short summer period at Golden Summit, is completely self-contained (including 1.2 MW of portable power generation, dual crushing circuits, ball mill grinding circuits and multiple-stage gravity concentration) and can be transported to other projects.  As a result, we are currently investigating a number of high-grade stock-piles in the southern US that could be amenable to processing using our plant as a source of additional cash flow for the company.”

The above transactions are subject to regulatory approval.  The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 30th day of July 2008.